ROYALTY AGREEMENT

This agreement made as of the 23rd day of March, 2015 ("Effective Date")

BETWEEN:

Protokinetix Incorporated
a corporation pursuant to the laws of Nevada
having an address for receipt of notices at 9176 South Pleasants Highway, St. Marys, WV ,
USA 26170

(hereinafter called "Protokinetix")

AND

The Governors of The University Of Alberta
a university incorporated under the *Post-secondary Learning Act* of the Province of Alberta,
having a place of business at 4000 Enterprise Square, 10230 Jasper Avenue,
Edmonton, AB, T5J 4P6

(hereinafter called "University")

WHEREAS certain intellectual property (the "Patent Rights" as herein defined) developed at
University by the Inventor is assigned to the University which development was engaged in
conjunction with and by permission of Protokinetix employing patented intellectual property
("PIP") of Protokinetix;

AND WHEREAS Protokinetix desires that such Patent Rights be transferred to Protokinetix and
agrees to pay to University a share of revenues derived from products arising from the Patent
Rights;

AND WHEREAS Protokinetix and the University wish to set out in greater detail the terms and
conditions governing the payment of royalties by Protokinetix to University;

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained
herein, the parties to this Agreement agree as follows:

ARTICLE 1:   INTERPRETATION

1.1   Definitions

For the purposes of this Agreement, the following words and phrases have the following meanings:

1.1.1   "Affiliate" means any related company of Protokinetix, the voting stock of which is directly or indirectly at least 50% owned or controlled by Protokinetix, an organization which directly or indirectly controls more than 50% of the voting stock of Protokinetix and an organization, the majority ownership of which is directly or indirectly common to the ownership of Protokinetix;

1.1.2   "Agreement" means this royalty agreement, together with any amendments to or replacements of or substitutions for this royalty agreement;

1.1.3   "Confidential Information" means any and all information proprietary to Protokinetix, University or Inventor that is disclosed hereunder from one party to the other party;

1.1.4   "Inventor" means Dr. A.M. James Shapiro.

1.1.5   "Gross Revenue" means all revenues, receipts and monies directly or indirectly collected or received whether for cash or credit, and the fair monetary value of any benefit, advantage or concession, received by Protokinetix from the assignment, manufacturing, sale, distribution, licensing, sublicensing or leasing of the Patent Rights and any Products in any or all parts of the world; for clarity, Protokinetix products that are not Products are excluded from Gross Revenue.

1.1.6   "Party" means either Protokinetix or University or Inventors; "Parties" means any combination of Protokinetix, University and Inventor as appropriate.

1.1.7   "Patent Rights" means US provisional patent application no. 62/007,626 related to use of anti-aging glycopeptides to enhance beta cell health, survival and improve transplant outcomes, and all patents issuing from and claiming priority to such application.

1.1.8   "Products" means commercial products which contain or are generated by the use of the Patent Rights;

1.2   Number and Gender

For the purposes of this Agreement, words importing the singular number include the plural number and vice versa, and words importing one gender only include all genders, and words importing persons include individuals, partnerships, corporations and any other entities, legal or otherwise.

1.3   Interpretation Not Affected by Headings

The divisions of this Agreement into articles, sections, paragraphs, subparagraphs, and clauses and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement.

ARTICLE 2:   PATENT RIGHTS

2.1   Patent Assignment

For the good and valuable consideration provided herein, University hereby sells and assigns to Protokinetix all its right, title and interest in and to the Patent Rights.

2.2   Academic Use License

Protokinetix grants to University a non-exclusive, fully paid up, royalty-free, perpetual, irrevocable license under the Patent Rights for non-commercial, educational and research purposes.

2.3   Reassignment

In the event that Protokinetx no longer desires to continue filing, prosecution or maintenance of any of the patent applications or patents within the Patent Rights, it will notify the University in writing, such notice to be given no fewer than 60 days before any response of action is needed to preserve rights. The University, at its option, may notify Protokinetix that it will cover future costs associated with such Patent Rights and, immediately on notice from the University, Protokinetix shall assign all of its right title and interest to such Patent Rights to the University. Such reassignment will not in any way affect or reduce any royalty obligation of Protokinetix to University with respect to any remaining Patent Rights assigned to Protokinetix.

ARTICLE 3:   ROYALTY AND OTHER CONSIDERATION

3.1   Payments

Protokinetix will pay to University in the manner specified in this Article 3, royalty payments ("Royalty") amounting to five percent (5%) of Gross Revenue.

3.2   Reports and Records

Protokinetix will maintain adequate and complete records and books of account containing records of all data and information necessary for the determination of the amounts payable by Protokinetix to University and will, within 90 days after the end of each calendar year, provide to University a written report, certified correct by an authorized senior officer of Protokinetix, showing in reasonable detail and in such form as University may reasonably request:

     i.   list of all financial transactions, including but not limited to licenses and sublicenses, related to the Patent Rights during such period;

    ii.   itemized list of Products sold during such period;

    iii.   total billings for Products sold;

    iv.   total payments due;

    v.   issue of any patent included in the Patent Rights during such period;

    vi.   if no payments are due to University, Protokinetix will so report.

3.3   Remittance

With each report referred to in Article 3.2 of this Agreement, Protokinetix will remit to University the total amount of payments then due to University. All payments shall be made in Canadian dollars at the address of University set forth in section 5.7 of this Agreement, or at such other place as University may designate in an invoice or in writing to Protokinetix. University will pay the Inventor as per the University Patent Policy. Protokinetix will pay interest on any overdue payment to be made pursuant to this Agreement at a per annum rate 2% above the prime rate in effect at the Bank of Montreal, commencing on the date that such payment is due up to the date that such payment is paid in full.

3.4   Audit

University retains the right to appoint an independent certified public accounting firm approved by Protokinetix, which approval will not be unreasonably withheld, to audit Protokinetix's records to verify the amounts payable hereunder. Such audit will be at University's expense. University may exercise its right to audit no more than once in any calendar year. The accounting firm shall disclose to University only information relating to the accuracy of the payments. Protokinetix will preserve and maintain all such records required for audit for a period of five years after the calendar year for which the records apply. In the event such audit reveals discrepancy in reporting to University's detriment, Protokinetix agrees to make payment immediately of any outstanding sums with interest payable at a per annum rate equal to 2% above the prime rate in effect at the Bank of Montreal.

3.5   Royalty Buy-Out Option

Protokinetix shall have the irrevocable right and option (the "Option") for two years from the earlier of the first date the University publishes its research related to the Patent Rights or September 1, 2015 (the "Option Period") to buy out all of the University's and Inventor's right and title in and to the Patent Rights and in and to the Section 3.1 Royalty and to thereby terminate this Agreement in consideration of the payment to the University of the aggregate sum of $5,000,000 CDN (five million dollars). The option may be exercised by Protokinetix by notice in writing at any time during the Option Period and delivery of payment with such notice. Upon receipt of payment in full, the University and the Inventor shall provide Protokinetix, or a noticed third party, with such Patent Right transfers as Protokinetix or the third party buyer may reasonably request, at the expense of Protokinetix (if any), such transfers to be produced within 30 days of payment.

ARTICLE 4: CONFIDENTIALITY

4.1   Confidentiality Period

The Parties agree that during the term of this Agreement and for a period of 5 years after it terminates, a Party receiving Confidential Information of the other Party will not use or intentionally disclose such Confidential Information to any third party without prior written consent of the disclosing Party.

4.2   Excluded Information

A receiving Party of Confidential Information has no obligations with respect to the other Party's Confidential Information that:

     i. is publicly disclosed through no fault of the receiving Party; or

     ii. was known to the receiving Party prior to the Effective Date of this Agreement, which knowledge was acquired independently and not from the other Party (as shown by written records); or

     iii. is subsequently disclosed to the receiving Party without the duty of confidentiality by a third party who has a right to make such disclosure; or

     iv. is disclosed by the receiving Party with the other Party's prior written approval; or

     v. is independently invented or discovered by the receiving Party without reference to the other Party's Confidential Information (as shown by written record); or

     vi. is disclosed under operation of law or by the applicable regulations and policies of any governmental or other regulatory agency or court of law or stock exchange of competent jurisdiction, solely to the extent that such disclosure is required.

4.3   Return of Confidential Information

Upon termination of this Agreement, each Party agrees to return all Confidential Information to the owner of such Confidential Information and provide a written statement that no copies, duplicates or other recordings (electronic or otherwise) have been retained, except that one copy of the Confidential Information may be retained for record purposes.

4.4   Breach of Confidentiality

Each Party acknowledges that its breach of the confidentiality provisions of this Agreement may cause irreparable damage to the other Party and hereby agrees that the other Party may be entitled to seek injunctive relief under this Agreement, as well as such further relief as may be granted by a court of competent jurisdiction.

ARTICLE 5: MISCELLANEOUS

5.1   Time of the Essence

Time is of the essence of this Agreement.

5.2   Further Acts

The Parties agree to do such things and execute such further documents, agreements and instruments as may be necessary or advisable from time to time in order to carry out the terms and conditions of this Agreement.

5.3   No Partnership

This Agreement does not create any agency or partnership relationship of any kind between the Parties.

5.4   Successors

This Agreement ensures to the benefit of and is binding upon the Parties, their permitted assigns and successors.

5.5   Governing Law

This Agreement is governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

5.6   Entire Agreement

The Parties acknowledge that this Agreement sets forth the entire Agreement and understanding of the Parties and supersedes all prior negotiations, proposals and agreements, whether written or oral, with respect to the subject matter of this Agreement.

5.7   Notices

All payments, reports and notices or other documents that any of the Parties are required or may desire to deliver to the other Party hereto may be delivered only by personal delivery, commercial courier, registered or certified mail, or facsimile, all postage and other charges prepaid, at the following addresses:

In the case of University:

VP, Technology Management
TEC Edmonton
4000 TEC Centre, 10230 Jasper Avenue
Edmonton, Alberta T5J 4P6
Fax # 780-492-7876

In the case of Protokinetix:

Protokinetix Inc.
9176 South Pleasants Highway,
St. Marys, WV , USA 26170

Any notice personally delivered, delivered by commercial courier or sent by facsimile is deemed to have been given or received at the time of delivery. Any notice mailed is deemed to have been received on the expiration of five (5) days after it is posted. In the event of a disruption of postal service, all payments, notices or other communications must be delivered by means other than mail.

5.8   Waiver

The failure of either Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement does not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other Party.

5.9   Severability

The provisions of this Agreement are severable, and in the event that any provisions of this Agreement are determined to be invalid or unenforceable under any controlling body of the law, such invalidity or unenforceability will not in any way affect the validity or enforceability of the remaining provisions hereof.

5.10   Amendments

No term or provision hereof may be amended except by an instrument in writing signed by each of the Parties.

5.11   Assignment

The Parties hereto shall be at liberty to assign their rights herein subject to the assigning Party remaining liable for the obligations of this Agreement..

5.12   Arbitration

If a dispute arises between the Parties relating to the interpretation or performance of this Agreement or the grounds for the termination thereof, the Parties agree to hold a meeting or teleconference, attended by individuals with decision-making authority regarding the dispute, to attempt in good faith to negotiate a resolution of the dispute prior to pursuing other available remedies. Any dispute which cannot be resolved by amicable settlement between the Parties by the process described above shall be referred to and finally resolved by arbitration in accordance with the *Arbitration Act* (Alberta). The location of the arbitration shall be Edmonton, Alberta. The language of the arbitration proceedings shall be English. Any award made hereunder shall be final and binding upon the Parties hereto and judgment on such award may be entered into any court or tribunal having jurisdiction thereof. Any such arbitration will be conducted before a single arbitrator to be appointed by the Parties. If the Parties fail to agree to as to the identity of the single arbitrator, such appointment must be made in accordance with the *Arbitration Act* (Alberta). There will be limited discovery prior to the arbitration hearing, subject to the discretion of the arbitrator, as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to arbitrated, (b) depositions of all Party witnesses, and (c) such other depositions as may be allowed by the arbitrator upon a showing of good cause. Each Party will cover its own costs of arbitration. The arbitrator will decide the matter to be arbitrated pursuant hereto within 60 days after the appointment of the arbitrator.

5.13   Term

This Agreement shall remain in full force and effect from the Effective Date until (i) the expiration of the last patent obtained under the Patent Rights, or (ii) the exercise and payment in full of the Option as per Section 3.5.

5.14   Survival

Sections 2.1, 2.2, 5.2, 5.5, 5.7, 5.12, 5.15, 5.16, 5.17 and articles 1 and 4, shall survive termination.

5.15   Indemnification

Protokinetix hereby indemnifies, holds harmless and defends the Inventor, the University, its officers, employees and agents against any and all claims arising out of the exercise of any rights under this Agreement including, without limiting the generality of the foregoing, against any damages or losses, consequential or otherwise, arising from or out of the use of the Patent Rights



or Products covered by this Agreement, or by their customers or end-users howsoever the same may arise.

5.16 Non-Use of Names

Protokinetix may not use the names of the Inventors or the names or trademarks of the University, nor any adaptation thereof in any advertising, promotional or sales literature without prior written consent obtained from the University or the Inventors, in each case, except as required by law.

5.17 No Representations or Warranties

Protokinetix acknowledges and agrees with University that University makes no representations or warranties, either expressed or implied, as to any matter, including the ownership, merit, condition, merchantability or fitness for any particular purpose or quality of the Patent Rights. All warranties and conditions, express or implied, statutory or otherwise are hereby disclaimed by University. University shall not be liable for any direct, consequential or other damage suffered by Protokinetix or any other person in relation to the Patent Rights or any invention, technology or product resulting therefrom.

IN WITNESS WHEREOF, the Parties have duly executed this Agreement the day and year set forth below.

LEGAL REVIEWED M.W.

The Governors of the University of Alberta

By: [signature]

Chris Lumb
CEO, TEC Edmonton

Date: April 8, 2015

Protokinetix Incorporated.

By: [signature]

Name: PETER JENSEN
Title: DIRECTOR

Date: MARCH 19, 2015

Acknowledged by Inventor:

By: [signature]

Name: A.M. ~~James~~ Shapiro
Title:

Date: 31 - MAR - 2015

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